UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Digital Realty Trust, Inc.
File No. 1-32336 – CF#27317

Digital Realty Trust, L.P.
File No. 0-54023 - CF#27317

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Digital Realty Trust, Inc. and Digital Realty Trust, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on August 24, 2011.

Based on representations by Digital Realty Trust, Inc. and Digital Realty Trust, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through August 24, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Assistant Director